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                                                               Exhibit (a)(5)(C)

              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

                                           )
CAROLINE TEITELBAUM,                       )
                                           )
               Plaintiff,                  )
                                           )
      v.                                   )  Civil Action No. 18153NC
                                           )
PETER J. BARRIS, DAVID C. WETMORE,         )
GARY C. BUTLER, ROBERT J. MCGOVERN,        )
JAMES A. THOLEN, CAREERBUILDER, INC.,      )
KNIGHT RIDDER, INC. AND TRIBUNE COMPANY,   )
                                           )
               Defendants.                 )

                            CLASS ACTION COMPLAINT

     Plaintiff alleges on information and belief, except for paragraph 1, which is alleged on knowledge, as follows:


                                    PARTIES

     1. Plaintiff Caroline Teitelbaum is the owner of common stock of CareerBuilder, Inc. ("CareerBuilder" or the "Company"), and has owned such stock at all relevant times.

     2. Defendant CareerBuilder, a Delaware corporation located at 10780 Parkridge Boulevard, Reston, Virginia, is a leading provider of targeted online recruiting and employment services for both employers and job seekers.

     3. Defendant Knight Ridder, Inc. ("Knight Ridder") is a Florida corporation headquartered in San Jose, California. Knight Ridder is the nation's second largest newspaper publisher,
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and offers products in print and online. Knight Ridder also has an Internet subsidiary that offers a variety of online services.

     4. Defendant Tribune Company ("Tribune") is a Delaware corporation headquartered in Chicago, Illinois. Tribune is a leading media company with businesses in 23 major U.S. markets. Its operations include television and radio broadcasting, publishing and various Internet services.

     5. Defendant Robert J. McGovern ("McGovern") is Chairman of the Board, Chief Executive Officer and President of the Company.

     6. Defendant James A. Tholen is Senior Vice President, Chief Financial Officer and a Director of the Company.

     7. Defendant Peter J. Barris is a Director of the Company nominated by New Enterprise Associates ("NEA") which currently owns 16.9% of the Company's stock and was one of the venture capitalists that brought the Company public.

     8. Defendant David C. Wetmore is a Director of the Company and nominated to the Board by NEA.

     9. Defendant Gary C. Butler is a Director of the Company and was nominated by ADP, Inc. which currently owns 5.3% of the Company's stock and was one of the venture capitalists that brought the Company public.

     10. By virtue of the Individual Defendants' positions as directors of CareerBuilder, said defendants were and are in a

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fiduciary relationship with plaintiff and the other public stockholders of the
Company, and owe to plaintiff and the other members of the class the highest obligations of due care, good faith, fair dealing, and complete candor.

                           CLASS ACTION ALLEGATIONS

     11. Plaintiff brings this action for injunctive and other relief on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery and on behalf of all common stockholders of CareerBuilder (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being damaged by the wrongful acts of the defendants as described herein (the "Class").

     12. This action is properly maintainable as a class action for the following reasons:

          (a) The Class is so numerous that joinder of all Class members is impracticable. There are approximately 23,753,160 common shares of CareerBuilder outstanding, owned by hundreds of stockholders of record. Members of the Class are located throughout the United States.

          (b) There are questions of law and fact which are common to members of the Class, including whether the Individual Defendants have breached their fiduciary duties to plaintiff and members of the Class by reason of the acts described herein.

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          (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

          (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

          (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.


                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     13. On or about June 16, 1999, CareerBuilder sold 4,400,000 shares of common stock to the public at $13.00 per share in its initial public offering (the "IPO"). Also in the IPO, defendant Wetmore sold 25,000 shares, and two other individuals sold a total of 75,000 shares.

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     14. The shares sold to the public represented approximately 19.4% of
CareerBuilder's shares outstanding. The balance continued to be owned by insiders and their affiliates who place nominees on the Board of Directors, including NEA and ADP. All of the owners of CareerBuilder common stock prior to the IPO obtained their shares at prices far below the $13.00 per share IPO offering price. Indeed, the insiders and their affiliates have an average basis in their shares of $2.62 per share.

     15. In the IPO Prospectus, CareerBuilder stated that it would realize from the IPO estimated net proceeds to the Company of $52.4 million. Of the net proceeds, $2.3 million would be used to pay all amounts outstanding under the Company's bridge loan. The remaining portion was to be used for working capital and general corporate purposes.

     16. The Prospectus touted the Company's business strategy as follows:

     ENHANCE AND EXPAND CAREERBUILDER'S ONLINE RECRUITMENT OFFERINGS. CareerBuilder intends to continue to devote substantial resources to enhance and expand its current offerings and add new and innovative services and products to enable employers and job seekers to more effectively leverage the benefits of the Internet. Current efforts include adding features that allow employers to more effectively target potential job seekers through interactive job advertising, improving job search capabilities and migrating features, such as advanced search tracking and advanced workflow capability,

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     from TeamBuilder Software to TeamBuilder Online.

     17. The prospectus also contained a number of sections containing the following titles highlighting the Company's purported business strategy of long-term growth: "ENHANCE AND EXPAND CAREERBUILDER'S ONLINE RECRUITMENT OFFERINGS," "EXPAND THE CAREERBUILDER NETWORK," "EXPAND INTERNATIONALLY" and "PURSUE ACQUISITIONS OF PROVIDERS OF RELATED ONLINE RECRUITMENT SERVICES."

     18. The Prospectus also boasted about the Company's recent service and distribution agreement with Microsoft Corporation, whereby CareerBuilder would be the provider of career sites for the Microsoft Network and Microsoft Sidewalk. Additionally, Microsoft had purchased 1,372,817 shares of the Company's stock for $17,846,621.

     19. Notwithstanding CareerBuilder's announced business strategy of expansion set forth in the IPO Prospectus, on July 17, 2000, CareerBuilder, Knight Ridder and Tribune announced that they had entered into a merger agreement (the "Merger"). Pursuant to the terms of the merger agreement, a Company jointly owned by Tribune and Knight Ridder will make a tender offer for all of the shares of CareerBuilder at $8.00 per share in cash followed by a second step merger in which shares not tendered will be converted into the right to receive $8.00 per share in

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cash. The total value of the transaction is approximately $200 million.

     20. Additionally, defendant McGovern and James Winchester ("Winchester"), the Company's Chief Technology Officer, will be permitted to make a substantial investment in the successor company, an option not available to the Company's public shareholders.

     21. Defendants (other than Knight Ridder and Tribune), in violation of their fiduciary obligations to maximize stockholder value and protect the interests of CareerBuilder stockholders, have not acted reasonably and in compliance with their fiduciary duties to CareerBuilder's shareholders, in a manner designed to obtain the highest possible price for CareerBuilder's public stockholders.

     22. The consideration to be received by Class members in the Merger is unfair and inadequate because, among other things:

          (a) The intrinsic value of CareerBuilder's common stock is materially in excess of the amount offered in the Merger giving due consideration to the anticipated operating results, net asset value, cash flow and profitability of the Company;

          (b) The consideration to be received by Class members is not the result of an appropriate determination of the value of CareerBuilder because the CareerBuilder Board approved

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the Merger without undertaking steps to accurately ascertain CareerBuilder's value through open bidding or at least a "market check" mechanism.

     23. If consummated, the Merger will deny Class members their right to share proportionately in the true value of CareerBuilders valuable assets, profitable businesses, and future growth.

     24. The CareerBuilder Board, dominated and controlled by individuals and entities whose ownership interests predate the IPO, have agreed to the proposed merger because their desire is to liquidate their CareerBuilder investment at this time, at a substantial premium over their cost, notwithstanding that class members were induced to purchase their CareerBuilder securities based upon the long-term value of the investment as touted in the Prospectus.

     25. Class members' funds were used to expand CareerBuilder's business to make CareerBuilder more attractive as an acquisition candidate and thereby allow the Individual Defendants and their related entities a greater profit from their CareerBuilder investment.

     26. The Individual Defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of CareerBuilder's public shareholders to promote their best interests in the merger transaction.

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     27. The individual defendants are engaged in unfair dealing to the detriment of the Class to whom they owe the highest fiduciary duties. The timing of the Merger and its terms, and in particular the unfair and inadequate consideration to be paid to CareerBuilder's public shareholders, reflect and implement the design and plan of defendants and their affiliates who have substantial conflicts of interest with the Class.

     28. Defendants Knight Ridder and Tribune knowingly aided and abetted the breaches of fiduciary duty by offering McGovern and Winchester the chance to continue their equity interest in the successor company so that Tribune and Knight Ridder could purchase the Company at the lowest possible price.

     29. Plaintiff and the other members of the Class have suffered and will suffer irreparable injury as a result of the improper transactions complained of herein.

     30. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as class representative;

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     B. Declaring that the Individual Defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

     C. Enjoining the Merger;

     D. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and other members of the class by announcing their intention to:

          (i) cooperate fully with any person or entity, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company;

          (ii) undertake an appropriate evaluation of CareerBuilder's worth as a merger/acquisition candidate;

          (iii) take all appropriate steps to enhance CareerBuilder's value and attractiveness as a merger/acquisition candidate;

          (iv) take all appropriate steps to effectively expose CareerBuilder to the market place to create an active auction of CareerBuilder;

          (v) act independently so that the interests of CareerBuilder's public shareholders will be protected; and

          (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or,

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if such conflicts exist, ensure that all conflicts are resolved in the best interests of CareerBuilder's public shareholders.

     E. Awarding plaintiff and the Class rescissory and/or compensatory damages;

     F. Awarding plaintiff and the Class the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     G. Granting such other and further relief as this Court may deem just and proper.

                                      ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.

                                      By:/s/ Norman M. Monhait
                                         ---------------------
                                      Suite 1401, Mellon Bank Center
                                      919 N. Market Street
                                      P.O. Box 1070
                                      Wilmington, Delaware 19899
                                      (302) 656-4433
                                      Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414

July 18, 2000

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